Grupo Melo, S. A.

MELO

Apartado Postal 0816-07582
Panamá, Rep. de Panamá

Vía España 2313 - Río Abajo
Teléfono 221 -0033
Fax: 224-2311
www.grupomelo.com

July 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the three months ended on March 31th, 2008.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the three months ended March 31th, 2008.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6970, 323-6978 or 323-6900.

Sincerely yours,

Ricaurte Castrellón D.
Director of Credit and Finance

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

7/14

SEC Mail Processing
Section

JUL - 9 2008

Washington, DC
110

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on March 31st, 2008

Business Name of the Issuer: GRUPO MELO, S.A.

Registered securities: Common Stocks

TELEPHONE: 221-0033 FAX 224-2311

Address: VIA ESPAÑA 2313, RIO ABAJO

EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 7 departments: Foods, Stores, Machinery, Wood, Restaurants, Real State and Services.

- This document has been prepared with the knowledge that its contents will be at disposition of the public investor and to the general public.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At March 31st, 2008, the current assets of Grupo Melo, S.A. were set up in B/.76.8 millions, which represents an increase of B/.2.1 millions versus December 2007, product of an increase of the customer's accounts receivable and of the new plots of land ready to sell.

The current liabilities at march 2008 finished in B/.58.6 millions, equal to an increased of B/.2.7 millions versus December 2007. Basically, the increase is stated in the short term debt and is related to the amortizations of the payable accounts to suppliers and the payment of the short term bonds. Taking this movement as part of the financial strategy of restructuring the debt of the Group.

The index of liquidity of Grupo Melo, S.A. at March 2008 is in 1.31 times, which shows a decrease versus December 2007 when it was at 1.34 times.

B. Capital Resources

The total assets amounts to B/.160.2 millions, representing an increase of B/.3.6 million versus December 2007, product of the increase on customers accounts receivable and the increase on the title of propriety, equipment and net improvements. Basically, the increase in the fixed assets is due to the project of improvements and modernization of the Factory of food, poultry-Plant of Fodder, which improves the efficiency of the mixing of the ingredients and will allow an increase of the production.

On the other hand, the total liabilities at March 2008 presents an increase of 1.8% versus December 2007, while the total assets increased on 2.3% in the same period. The total liabilities show an increase of B/.1.8 millions due to the increase of the debt that

allowed the financing of the investment budget and the payment of the compromises acquired. The capital in March 2008 finished with an increase of 3.2% versus December 2007. This resulted on a relation debt to capital of 1.74, better than the 1.77 at the closing of the December 2007.

C. Results of the Operations.

In the first quarterly of 2008 the sales of Group Melo totalize B/.58.2 millions, this is equivalent to an increase versus March 2007 of B/.8.6 millions or 17.3%. The Departments that show important increases versus previous year are: Machinery, Stores, Poultry Group and Restaurants.

The gross profits of Group Melo, S.A. is of B/.25.3 millions, which is the equivalent to an increase versus March 2007 of B/.1.9 millions or 8.1%. The gross margin at March 2008 is of 43.5%, less than the same month of the previous year when it was in 47.2%, product of the inflationary situation given at world level and the alimentary crisis that is directly affecting the costs of sales.

The operations expenses at March 2008 Group rose to B/.19.8 millions, which represents an increase versus March 2007 of B/.2.7 millions or 15.7%. This behavior is principally caused due to the increase of the expenses of the human resources, public services, gas, diesel and lubricants. The relation expenses / sales at March 2008 is of 34.1%, very similar to last year when it was in 34.6.

The net profit of the Group is of B/.2.3 millions with a net margin of 4%, which is less to the month of March 2007 when it ended in B/.3.2 millions that reflected on a 6.5% net margin.

D. Analysis of Perspectives.

In the Department of the Processing-Market the sales of chicken, eggs, sausages and product with later processing, performed during the first quarterly of 2008 represented an increase of 13%

versus the same period of last year. Nevertheless, the sales of chicken continues affected for an over production in this title that suffers the market, which has make it difficult to achieve the fair prices demanded by the inflationary situation given at world level and the alimentary crisis. In the case of the eggs the increase on the production is due to the fact that this product is wining each time more consumers, as the market has taken conscience of the high nutritive power of this product, and at the same time has turned into one of the more accessible alternative to the Panamanian consumer. The perspectives for the next quarterly of the year will be based in a aggressive sales strategy. Also special efforts will be placed to improve the production processes so in this manner raise the efficiency and produce savings that will permit us go on producing quality products and for them to be the first alternative for the nutrition of the Panamanian.

Year 2008 had a good beginning for the Department of Aggregated Value-Food. The local sales show an excellent behavior that compensates and surpass the fall of the export sales, which were principally affected for the lack of sales in Colombia, market that continues closed due to reasons of political nature. Related to the perspectives of the second quarterly, stands out the launching of the new product Yuca Sticks which had a good reception from the national consumer in the first weeks of sales. The innovation, high quality of the products, its diversity and accessibility will be a key piece for the growth in this market in the year 2008.

According to the perspectives for the second quarterly of 2008 the costs of the corn and soy will go on raising. The average cost for the quintal of food is 24% more that last year and 52% more that 2006, causing a strong impact in the production and sales costs. For August 2008 will be ready the plant of poultry food "Plant of making Fodders", an investment of B/.4 millions that will permit to extend the production capacity from 24 to 40 tm by hour. Furthermore, automatizes the enterprise and will improve the efficiency of the mixing of the ingredients.

During the first quarterly of the year 2008 the sales in the Pio Pio restaurants overpass the budgeted sales. For the month of February was opened the local #47 of the chain, at Ave. 12 de October in the city of Panama, with very good acceptance by the clientele of the sector. For the month of June of this present year is programmed the opening of 3 new restaurants located in La Chorrera, Centro Comerica Los Pueblos in Juan Diaz and in Sabanitas, Colon.

Although we foresee that the crisis of the real states companies in the United States of America will transfer in a short term its effects to the Latin-American market, the market for doors and accessories in Panama continues growing at a rate marked by the Construction Industry. We expect that this growth will continue for at least two more years, so that the Department of Woods keeps as a priority the national market consuming the 90% of the production and the 10% left will follow being placed in the international market, specifically Republica Dominicana. Not withstanding, due to the uncertainty in relation of what is going to happen in the real states business, we are limiting the investments and concentrating efforts improving production.

The Division of Machinery overpasses the sales in a 9% and income-yield capacity in 23% versus the budget of the first quarterly of 2008, where its greater participation is done in the John Deere Construction line, followed the Isuzu line. For the next quarterly we hope to keep the same tendencies in John Deere Construction and on Isuzu. Also, we contemplate an improvement in the behavior of the Agriculture line with the start of the rainy season. In the Fiat line, we are revising the business model, in order to implement strategies directed at the consumer to strengthen the sale of the new models.

During the first quarterly of this year the operations of the Department of Stores has overpass the results of the same quarterly of the previous year as well as the expectations for this first quarterly. The second quarterly will be of great activity for the Department of Stores as with the arrival of the rainy season will

start important agriculture harvests as: rice, sugar cane and the maintenance and expansion of the cattle pastures. The agriculture sector shows very dynamic and present great opportunities of expansion regarding the rise in price of the agriculture and cattle products at world level. Equally, in this quarterly will be great activity in the construction industry which will impel sales in the stores of Comasa and Multilaminas.

Equally, the Department of Stores continues with its expansion plans. During the month of April will be opening of a new agriculture and cattle store Melo y Cia in the community of Capira, Province of Panama. This new store will fulfill the expectations and needs of the diverse clientele of this region. At the same time, started the works of the adapting of our futures agriculture and cattle stores Melo and Cia in the community of Pese, Province of Herrera and in the City of Colon. Also, are evaluating different alternatives to locate new agriculture and cattle stores Melo and Cia where we will be able to support the agriculture and cattle producer.

The Department of Division of Real States started the year 2008 placing for selling the new division into lots "Asturias" which have 110 new plots of land located at 900 mts. Over the sea level. For the first quarterly of the year 2008 the consolidate of the sales of plots of land of the Real State Division registers a down of 23% versus year 2007. One of the main reasons of this decrease has been the down on the international sales, product of the devaluation of real state business and the crisis of the sub prime mortgages. Notwithstanding this setbacks of the market the projection for the budget 2008 for the first quarterly reaches a 92% performance as it contemplated all this factors against. The Department of Real States for the next quarterly push forward with the housing projects. Also the incursion in the national market with the economic class of higher acquisition power, product of a new offer of plots of land. We wish to sustain the sales in accordance at the budget and continue performing efforts fin order to conquer new markets as the one of Canada, which goes on

growing with the number of visitors of the projects of Altos de Maria.

II PART
FINANCIALSUMMARY
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 31/03/08	AUDITED 06 Quarterly at 31/12/07	Quarterly at 30/09/07	Quarterly at30/06 /07
Total Sales or Incomes	58,804	223.446	165,070	106,659
Operation Margin	6.43%	7.17%	.8.04%	8.83%
General and Administrative Expenses.	19,814	76,042	55,670	35,758
Net Profit or Loss	2,316	10,298	8,485	5,915
Shares Issued and circulating*	2,242,642	2,242,642	2,242,642	2,242,642
Profit or Loss per share*	$1.04	$4.59	$3.78	$2.64
Depreciation and Amortization	1,740	6,008	4,394	2,866
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At 31/03/08	Quarterly at 31/12/07	Quarterly at 30/09/07	Quarterly at30/06 /07
Current Assets	76,806	74,707	73,873	68,909
Total Assets	160,228	156,631	154,784	149,813
Current Liabilities	58,597	55,871	64,348	59,532
Long Term Debt	43,250	44,214	35,567	37,946
Preferential Stocks	0	0	0	0
Paid Capital	36,213	36,213	21,214	21,214
Retained earnings	22,000	20,190	33,511	31,013
Total Stockholders equity	58,381	56,546	54,869	52,335
FINANCIAL RATIOS				
Dividend / Share	$1.40	$1.40	$1.35	$1.35
Total Debt/ Patrimony	1.74	1.77	1.82	1.86
Working Capital	18,209	18,836	9,525	9,377
Up-to-date Rate	1.31	1.34	1.15	1.16
Operative earnings / Financial Expenses	2.61	2.55	3.06	3.33

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating . The Stocks do not have warrantor as it do not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Commission of Values, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Commission of Values.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from May 30th, 2008.

Eduardo Jaspe
Vicepresident

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report **Grupo Melo, S. A.**

Quarterly ended March 31, 2008 and 2007
with Independent Auditors' Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Manuel D. Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy

Registered Address
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas Panama Branch
Citibank, N.A.
Banco Aliado, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia
BAC Panama, S. A.
Multibank
Metrobank

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Stock Broker
MMG Asset Management

External Auditors
Ernst & Young

(Translation of financial statements originally Issued in Spanish)
Grupo Melo, S.A.

Quarterly Financial Statements

INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S.A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 31 of March of 2008 and 31 of December of 2007,the connected states consolidated of results and cash flow, for the three finished months the 31 of March 2008 and 2007 in accordance with International Financial Reporting Standars. All information including the financial statements is responsibility of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, wose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Base in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standars.

Rogelio A. Williams C.
CPA 2678

April 30, 2008
Panama, Republic of Panama

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Balance Sheet
March 31, 2008 and 2007

(Amount expressed in thousands of B/. balboas)

Notes			**March 2008**		December 2007
	ASSETS				
	Current Assets				
5	Cash	**B/.**	**2,921**	B/.	2,661
6	Notes and accounts receivable, net		**23,828**		21,752
7	Inventories, net		**42,508**		44,699
8	Inventory of layer hens		**1,901**		1,683
	Parcel land for sale		**4,641**		3,282
	Prepaid income tax		**205**		205
	Prepaid expenses		**802**		425
			76,806		74,707
	Non-current Assets				
6	Notes receivable, net of current portion		**4,478**		4,659
18	Deferred income tax		**269**		269
9	Investment, at equity		**2,136**		2,055
	Undeveloped land		**6,172**		6,447
10	Properties, equipment and improvements, net		**58,115**		56,479
11	Forestal investment		**4,036**		3,996
	Severance fund		**2,752**		2,658
	Other assets		**5,464**		5,361
			83,422		81,924
	TOTAL ASSETS	**B/.**	**160,228**	B/.	156,631

Notes			March 2008		December 2007
	LIABILITIES AND SHAREHOLDERS' EQUITY				
	Current Liabilities				
10	Interest-bearing loans and borrowings	B/.	**21,569**	B/.	14,602
11	Negotiable commercial securities		**5,000**		5,000
12	Bonds payable		**4,997**		5,212
	Notes and accounts payable - trade		**22,903**		27,101
13	Accrued expenses and other liabilities		**4,128**		3,956
			58,597		55,871
	Non-Current Liabilities				
	Provision for seniority premium		**3,493**		3,383
10	Interest-bearing loans and borrowings		**6,411**		7,074
12	Bonds payable		**33,346**		33,757
			43,250		44,214
22	**Commitments and contingencies**				
	Shareholders' Equity				
	Issued capital common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,242,642 (2006-2,323,044)		**36,213**		36,213
	Retained earnings		**22,000**		20,190
	Complementary tax		**(68)**		(68)
			58,145		56,335
	Minority interest		**236**		211
	Total Shareholders' Equity		**58,381**		56,546
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**B/.**	**160,228**	B/.	156,631

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Income
Quaterly ended March 31, 2007

(Amount expressed in thousands B/. balboas)

tes	Notes		March 2008		2007
Revenue					
Net sales		B/.	58,174	B/.	49,583
Cost of sales			(32,878)		(26,173)
Gross income			25,296		23,410
Other income			520		771
General and administrative expenses	20		(19,814)		(17,131)
Depreciation and amortization	8		(1,740)		(1,422)
Income from operating activities			4,262		5,628
Interest income			110		151
Interest and financial charges			(1,434)		(1,366)
Income from operating activities before income tax			2,938		4,413
Income tax	15		(705)		(1,219)
Income before profit (loss) in associate			2,233		3,194
Share on Profit of associate	7		83		34
Net income		B/.	2,316	B/.	3,228
Attributable to:					
Equity holders of the parent		B/.	2,291	B/.	3,203
Minority interests			25		25
		B/.	2,316	B/.	3,228
Earnings per share -basic and diluted	18	B/.	1.04	B/.	1.39

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)

Grupo Melo, S. A.

Consolidated Statement of Changes in Shareholders'Equity

Quarterly ended March 31, 2008

(Amount expressed in thousands of B/. balboas)

Notes		Authorized Common Shares	Issued Capital	Retained Earnings	Complementary Tax	Minority Interest	Total
	At january 1, 2007	2,323,044	21,776	29,868	(67)	138	51,715
	Net income	-	-	**10,211**	-	**86**	**10,297**
	Dividends paid in cash	-	-	**(1,653)**	-	**(13)**	**(1,666)**
19	**Dividends paid in shares**	**71,555**	**1,484**	**(1,484)**	-	-	-
16	**Reacquisition of common shares**	**(151,957)**	**(3,799)**	-	-	-	**(3,799)**
20	**Capitalized earnings**	-	**16,752**	**(16,752)**	-	-	-
	Complementary tax, net	-	-	-	(1)	-	(1)
	At December 31, 2007	**2,242,642**	**B/. 36,213**	**B/. 20,190**	**B/. (68)**	**B/. 211**	**B/. 56,546**
	Net income	-	-	2291	-	25	2316
	Dividends paid	-	-	(481)	-	-	(481)
		2,242,642	**B/. 36,213**	**B/. 22,000**	**B/. (68)**	**B/. 236**	**B/. 58,381**

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows
Quarterly ended March 31, 2008
(Amount expressed in thousands B/. balboas)

Notes		March 2008		2007
	Cash flows from operating activities			
	Income before income tax	B/. **2,938**	B/.	**4,413**
	Adjustments for:			
	Provision for doubtful accounts	**179**		168
	Depreciation and amortization	**1,740**		1,422
	Provision for seniority premium	**195**		143
	Operative Results before changes in working capital	**5,052**		6,146
	Notes and accounts receivable	**(2,074)**		(6)
	Inventories	**2,191**		(2,227)
	Inventory of layer hens, net of transfers to inventory	**(218)**		76
	Parcel land for sale	**275**		(95)
	Prepaid expenses	**(377)**		(303)
		(1,359)		(282)
	Other assets	**(103)**		2,320
	Notes and accounts payable - trade	**(4,198)**		(2,380)
	Accrued expenses and other liabilities	**(533)**		(68)
	Seniority premium paid	**(85)**		-
	Net cash flows from operation activities	**(1,429)**		3,181

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows (continued)
Quarterly ended March 31, 2008

(Amount expressed in thousands B/. balboas)

		2008		2007
Cash flows from investment activities	**B/.**	**(1,429)**	**B/.**	**3,181**
Severance fund contribution, net		**(94)**		(56)
Investment, at equity		**2**		(48)
Purchase of property, equipment and improvements		**(3,376)**		(1,323)
Forestal Investment		**(40)**		(52)
Net cash flows used in investment activities		**(3,508)**		(1,479)
Cash flows from financing actvities				
Loans and lease obligations payments		**(9,474)**		(7,783)
Proceeds from new loans and lease obligations		**15,531**		7,788
Redemption of bonds		**(379)**		(590)
Dividends paid		**(481)**		(410)
Net cash flows from (used in) financing activities		**5,197**		(995)
Net increase in cash		**260**		707
Cash at January 1		**2,661**		3,629
Cash at March 31	**B/.**	**2,921**	B/.	4,336
Additional information				
Interest paid	B/.	(1,434)	B/.	(366)

The accompanying notes are integral part of the consolidated financial statements.

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, timber processing and sale, construction material sale, fast food chains, food processing, real estate and reforestation.

Corporate Governance

Corporate Governance Policies Summary

General policies and procedures of the Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to the Group, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committees; in addition there is an Audit Committee, an Executive Compensation Committee, an Governance and Strategy Committee, and a Finance Committee.

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

1. Corporate Information (continued)

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico F. Melo Klepitch - Principal

1. Corporate Information (continued)

Executive Compensation Committee

José Luis García de Paredes – Principal
Alfonso De la Espriella – Principal
Carlos Henríquez – Principal
Laury Melo de Alfaro - Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso De la Espriella– Principal
Miguel De Janón – Principal
Federico F. Melo K. - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henriquez- Principal
Eduardo Jaspe L. - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.

1. Corporate Information (continued)

- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.
- In the process of performing its responsabilities, the Committee may:
  a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel turnover among Grupo Melo's executives.

1. Corporate Information (continued)

Executive Compensation Committee (continued)

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Committee

The Corporate Governance and Strategic Committee's functions are:

- Promote full compliance of Grupo Melo and its subsidiaries' operations with corporate government parameters.
- To recommend amendments or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be present to the Board of Directors, with observations and recommendations on the following subjects:

1. Finance and budget objectives in a short and medium term.
2. Strategies for reaching an optimum financial structure.
3. Strategies to follow with the group's financial providers, including getting the best possible financial costs.
4. Any other financial issues that may appear within the Group's operations.

1. Corporate Information (continued)

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is neither harassment nor discrimination, at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2. Statement of Compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

3. Basis of Preparation of the Financial Statement

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value.

3. Basis of Preparation of the Financial Statement (continued)

The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

3.1 Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling,
S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollos, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. Desarrollo Las Guacamayas, S. A., Desarrollo Los Macanos, S. A., Bienes Raíces Cerro Azúl, S. A., Bienes Raíces Azúl Homes, S. A., Rioca Real Estate, S. A., Administradora Rioca, S. A., Desarrollo Rioca, S. A., Bienes Raíces Rioca, S. A., Inversiones Rioca, S. A., Rioca Investment, S. A., Rioca Development, S. A., Rioca Managments, S. A., Bolmesa, S.A., Franquicia Multinacional, S.A., Inversiones Pio Juan, S.A., Rioca Internacional , S.A., Administradora Los Altos del María, S.A., Administradora Los Altos de Cerro Azul, S.A., e Inmobiliaria Rioca, S. A., after the eliminations of all material intercompanies transactions.

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

3.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

4. Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

Inventories

Inventories are valued at the lower of cost and net realizable value using the following methods:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to supplier invoices
Inventory of layer hens	Fair value
Parceled land for sale	Land purchased for development and sale are carried at cost

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

4. Summary of Significant Accounting Policies (continued)

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 20 years

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statement of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statement of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

4. Summary of Significant Accounting Policies (continued)

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax asset is measured at tax rates expected to apply to the period when the asset is realized, based on tax rates (and tax laws) that have been enacted or virtually enacted at the consolidated balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided. The Group doesn't recognize no gain or loss in the purchase, sale, issuance or cancellation of the shares of itself.

4. Summary of Significant Accounting Policies (continued)

Segment information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Adoption of new standards and amendments to standards published.

During the current year, the Group has adopted IFRS 7 Financial Instruments: The impact of the IFRS 7 adoption and the changes in IAS 1 have been made to expand the disclorures presented in these consolidated financial statements relating to the financial instruments of the Group and the capital administration.

(Amount expressed in thousands B/. balboas)

4. Summary of Significant Accounting Policies (continued)

Adoption of new standards and amendments to standards published (continued).

As follows the standards and interpretations that have bee issued but have not been effective, as of the date of these financial statements:

- IFRS 8 "Operating Segments" (Effective on January 1, 2009).

- IAS 23 (Revised) Cost of Loans – effective for periods beginning after January 1, 2009.

The Group is evaluating the impact of this standards and interpretations in futures financial statements.

5. Cash

	March 2008		December 2007	
Cash on hand	**B/.**	**100**	B/.	100
Demands accounts		**2,821**		2,561
	B/.	**2,921**	B/.	2,661

There are no restrictions on cash.

(Amount expressed in thousands B/. balboas)

6. Notes and Accounts Receivable, Net

		March 2008		December 2007
Notes receivable	B/.	11,519	B/.	11,349
Accounts receivable - clients		16,736		15,046
		28,255		26,395
Allowance for doubtful accounts		(1,527)		(1,348)
		26,728		25,047
Accounts receivable - other:				
Employees		146		134
Other		1,432		1,230
		28,306		26,411
Less: current portion of notes and accounts receivable clients		23,828		21,752
	B/.	4,478	B/.	4,659

Below is a breakdown of activities in the allowance for doubtful accounts:

		March *2008*		December 2007
Balance at January 1	B/.	1,348	B/.	1,311
Increase in the year		179		416
Amounts written off		-		(379)
Balance at March 31	B/.	1,527	B/.	1,348

At March 31 2007, the analysis of past due documents and accounts receivable is presented below:

	March 31, 2008			December 31, 2007		
	Amounts of Balances	*Allowance for Doubtfull Accounts*	*Net Balance*	*Amounts of Balances*	*Allowance for Doubtfull Accounts*	*Net Balance*
Not-Due	B/. 22,954	B/. -	B/. 22,954	B/. 24,001	B/. -	B/. 24,001
Less that 30 days	1,164	-	1,164	1,062	634	428
Between 30-60 days	1,106	-	1,106	316	308	8
Between 60-90 days	1,274	-	1,274	217	125	92
Betweed 90-120 days	90	-	90	163	104	59
More than 120 days	1,667	1,527	140	636	177	459
	B/. 28,255	B/. 1,527	B/. 26,728	B/. 26,395	B/. 1,348	B/. 25,047

(Amount expressed in thousands B/. balboas)

7. Inventories, Net

		March 2008		December 2007
Goods and materials	**B/.**	**20,996**	B/.	19,169
Machinery and equipment		**4,598**		4,943
Automobiles and spare parts		**3,717**		3,488
Poultry, eggs and food		**4,976**		4,685
Tires, batteries and others		**2,538**		2,256
		36,825		34,541
Inventory in transit		**5,683**		10,158
	B/.	**42,508**	B/.	44,699

8. Inventory of layer hens

		March 2008		December 2007
Reconciliation value of Inventory of layer hens:				
Carrying amount as of January 1	**B/.**	**1,683**	B/.	1,585
Increase due to purchases		**986**		2,286
Decrease due transfers to inventory		**(803)**		(2,256)
Changes in fair value atributable to physical changes		**35**		68
Carrying amount as of December 31	**B/.**	**1,901**	B/.	1,683

9. Investment, at Equity

	% of Participation		March 2008		December 2007
Procesadora Moderna, S. A.	50%	**B/.**	**633**	B/.	648
Compañía Ulises, S. A.	50%		**141**		141
Atlantic Grain Terminal, S. A.	20%		**559**		481
Recuperación de Proteínas, S. A.	50%		**661**		643
			1,994		1,913
Other investments			**142**		142
		B/.	**2,136**	B/.	2,055

(Amount expressed in thousands B/. balboas)

10. Property, Equipment and Improvements, Net

March 31, 2008

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2008, net of accumulated depreciation and amortization	B/. 32,286	B/. 18,201	B/. 3,481	B/. 2,511	B/. 56,479
Additions	475	1,052	281	1,811	3,619
Reclassifications	286	86	-	(372)	-
Disposals	(23)	(457)	-	-	(480)
Disposal depreciation	14	223	-	-	237
Depreciation and amortization	(416)	(889)	(435)	-	(1,740)
At March 31, 2008, net of accumulated depreciation and amortization	B/. 32,622	B/. 18,216	B/. 3,327	B/. 3,950	B/. 58,115
At January 1, 2008, net of accumulated					
At cost	B/. 50,424	B/. 51,282	B/. 6,295	B/. 2,511	B/. 110,509
Accumulated depreciation and amortization	(18,135)	(33,081)	(2,814)	-	(54,030)
Net carrying amount	B/. 32,289	B/. 18,201	B/. 3,481	B/. 2,511	B/. 56,479
At March 31, 2008					
At cost	B/. 51,186	B/. 51,963	B/. 6,575	B/. 3,950	B/. 113,674
Depreciation and amortization	(18,564)	(33,747)	(3,248)	-	(55,559)
Net carrying amount	B/. 32,622	B/. 18,216	B/. 3,327	B/. 3,950	B/. 58,115

As of March 31, 2008 several properties with carrying amounts of B/.19,284 serve as guarantees for Group credit agreements, loans and bonds (See Note 12, 13 and 14). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 12). During 2007, the Group overtakes valuations for its real estates. The valuation was carried out by Panamericana de Avalúos, an independent expert. The market value of the properties was B/.82,569.

(Amount expressed in thousands B/. balboas)

10. Property, Equipment and Improvements, Net (continued)

December 31, 2007

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2007, net of accumulated depreciation and amortization	B/. 31,358	B/. 17,440	B/. 2,295	B/. 1,523	B/. 52.616
Additions	1,936	3,609	2,268	3,043	10.856
Reclassifications	997	917	141	(2,055)	-
Disposals	(1,247)	(7,620)	(3,625)	-	(12.492)
Disposal depreciation	865	7,074	3,567	-	11.506
Depreciation and amortization	(1,623)	(3,219)	(1,165)	-	(6,007)
At December 31, 2007, net of accumulated depreciation and amortization	B/. 32,286	B/. 18,201	B/. 3,481	B/. 2,511	B/. 56,479
At January 1, 2007, net of accumulated					
At cost	B/. 48,735	B/. 54,376	B/. 7,511	B/. 1,523	B/. 112,145
Accumulated depreciation and amortization	(17,377)	(36,936)	(5,216)	-	(59,529)
Net carrying amount	B/. 31,358	B/. 17,440	B/. 2,295	B/. 1,523	B/. 52,616
At December 31, 2007					
At cost	B/. 50,421	B/. 51,282	B/. 6,295	B/. 2,511	B/. 110,509
Depreciation and amortization	(18,135)	(33,081)	(2,814)	-	(54,030)
Net carrying amount	B/. 32,286	B/. 18,201	B/. 3,481	B/. 2,511	B/. 56,479

As of December 31, 2007 several properties with carrying amounts of B/.19,284 serve as guarantees for Group credit agreements, loans and bonds (See Note 12, 13 and 14). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 12).

(Amount expressed in thousands B/. balboas)

11. Forestal Investment

		March 2008		December 2007
Reconciliation value of forestal investment:				
Carrying amount as of January 1	B/.	3,996	B/.	3,753
Increase due to purchases		40		187
Gain arising from changes in fair value attributable to physical changes		-		56
Carrying amount as of March 31	B/.	4,036	B/.	3,996

Disbursements made during 2008 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,253, less losses of B/.109 due to fires, generated net income of B/.1,144.

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

12. Interest Bearing Loans and Borrowings

At March 31, interest loans and debt in the short and long term were as follows:

	Interest	*Maturity*		March 2008		December 2007
Short Term						
Overdrafts and Bank Loans	6-7.75%	2008	B/.	17,959	B/.	11,712
Current portion of long-term loans						
Mortgage Loans	7.6-9%	2008		1,385		697
Contracts Lease	7.5-8%	2008		2,225		2,193
			B/.	21,569	B/.	14,602

(Amount expressed in thousands B/. balboas)

12. Interest Bearing Loans and Borrowings (continued)

	Interest	Maturity		December 31 2007		2006
Short Term						
Overdrafts and Bank Loans	6-7.75%	2008	**B/.**	**11,712,044**	B/.	11,202,934
Current portion of long-term loans						
Mortgage Loans	7.6-9%	2008		**697,214**		1,149,450
Contracts Lease	7.5-8%	2008		**2,193,005**		1,347,845
			B/.	**14,602,263**	B/.	13,700,229

	Interest	Maturity		December 31, 2008		2007
Long Term						
Mortgage Loans	7.6-9%	2009 - 2015	**B/.**	**5,428**	B/.	5,871
Contracts Lease	7.5-8%	2009 - 2010		**983**		1,203
			B/.	**6,411**	B/.	7,074

Credit Agreement

Grupo Melo, S.A. has credit facilities with fourteen banks up to B/.50,700,000 according to the contractual terms agreed. These agreements are reviewed on an annual basis. All subsidiaries of Grupo Melo, S.A. use the collective facilities. At March 31, 2008, the subsidiaries have used this credit facilities approximate amount of B/.17,959.

The credit agreements involve the following conditions:

- Mortgage and antichresis on lands 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 33151, 52515, 152041 and 50016.
- Dividends to shareholders will be allowed up to 50% of the net profits of the year, provided the ratio debt to capital do not exceed two and a half (2 ½) to one (1).
- The ratio debt to capital should not exceed two and a half (2 ½) to one (1).
- The minimum liquidity ratios between consolidated current assets and current liabilities from the Group will be no less than one (1).

(Amount expressed in thousands B/. balboas)

- The Group's consolidated financial statements must reflect a financial debt/EBITDA ratio no higher than four (4) as of December 31, 2007.

The Group has issued cross guarantees to secure Grupo Melo, S. A.'s global debts.

Mortgages Loans

Mortgages bear the following guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049,16857,23394, 27399, 27665, 33786, 49008, 55655, 52545, 3338, 44216 and 47734.
- Provisions on mortgaged property maintenance, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

13. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000,000). As of December 31, 2007, the Group had placed B/.5,000,000. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issuance date. As of March 31, 2008 the annual interest rate of Negotiable Commercial Securities was between 6.125% - 6.5%.

This issuance is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

14. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724, 211403, 39570, 41088 and 40616, and others on where the Manuel E. Melo Factory is located.

(Amount expressed in thousands B/. balboas)

A breakdown of bonds payable is as follows:		March **2008**		December 2007
Altos de Vistamares, S. A.				
Bond issuance with a face value of B/.3,000, issued in one serie, bearing annual interest, at an floating rate based on Prime Rate + 2.25% payable quaterly, which must never be less than 7.25% annual, nor greater than 10% annual, maturing in December 2008.	**B/.**	**750**	B/.	1,000
Empresas Melo, S. A.				
Bond issuance with a face value of B/.15,000, issued in one serie, bearing variable Libor rate (3 months) plus 3.5%, with an annual minimum of 8% quarterly payable, and a maturity date of December 2012.		**8,293**		8,668

(Amount expressed in thousands B/. balboas)

14. Bonds Payable (continued)

	March **2008**	December 2007
Empresas Melo, S. A. (continued)		
Bond issuance with a face value of B/.1,500 issued as Series C, bearing an annual interest rate based on Prime Rate plus 2.75%. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**1,500**	1,500
Bond issuance with a face value of B/. 10,000 issued in a one serie, bearing an annual interest of 8%, payable quaterly, with maturity date of December 2011.	**10,000**	10,000
Bond issuance with a face value of B/.1,500 issued as Series D, bearing an annual interest rate based on Prime Rate plus 2.75%. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**1,500**	1,500
Bond issuance with a face value of B/. 10,000 issued in two series		
Serie B: Series B bonds mature as of November 2013. The fixed annual interest rate is 8.25%	**4,000**	4,000
Serie C: Series C bonds mature as of November 2014. The fixed annual interest rate is 8.625%	**6,000**	6,000

(Amount expressed in thousands B/. balboas)

14. Bonds Payable (continued)

	March 2008	December 2007
Series bonds:		
B. **Serie B**: Series B bonds mature from December 2008. Annual Libor interest rate is 6 months + 2.75%	**1,200**	1,200
C. **Serie C:** Series C bonds mature from December 2009. Annual Libor interest rate is 6 months + 2.875%	**1,200**	1,200
D. **Serie D:** Series D bonds mature from December 2010. Annual Libor interest rate is 6 months + 3%	**1,200**	1,200
E. **Serie E:** Series C bonds mature from December 2011. Annual Libor interest rate is 6 months + 3.125%	**1,200**	1,200
F. **Serie F:** Series F bonds mature from December 2012. Annual Libor interest rate is 6 months + 3.25%	**1,500**	1,500
	38,343	38,986
Less: Current portion	**4,997**	5,212
Long - term portion	**B/. 33,346**	B/. 33,756

(Amount expressed in thousands B/. balboas)

15. Accrued Expenses and Other Liabilities

		2008		2007
Vacations payable	B/.	637	B/.	702
Income tax and social security		570		703
Thirteen month payable		568		75
Managers' profit sharing		1,096		1,051
Interest payable		233		198
Payroll withholdings		76		32
Income tax payable		60		123
Customers deposits		243		411
Others		645		661
	B/.	4,128	B/.	3,956

16. Reacquisition of Common Stocks

During the year 2007, the Group reacquired 151,957 common stocks, which were purchased at a market value of B/. 25.00 each one, totaling B/. 3,798, those stock were void.

17. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

(Amount expressed in thousands B/. balboas)

17. Industrial Incentives (continued)

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred.

18. Income Tax

Major components of tax expenses for the quarterly ended March 31 were:

	March	
	2008	*2007*
	B/. 705	B/. 1,217

The effective income tax rate at December 31, 2007 is 19% (2006 – 29%) and the income tax rate applicable according to the existing tax legislation is 30%.

Deferred tax assets

Deferred taxes at March 31 relates to the following:

	Calculation Basis		*Deferred Income Tax*	
	2008	*2007*	**2008**	*2007*
Seniority premium	**B/. 897**	B/. 897	**B/. 269**	B/. 269

(Amount expressed in thousands B/. balboas)

18. Income Tax (continued)

The Group computed a deferred tax asset for B/.269 as of March 31, 2008. These balances are mainly the result of provision for seniority premiums prior to 1993, which will be available for application against future income taxes when paid. This provision is estimated on the basis mentioned above at B/.897 as of March 31, 2008. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to International Accounting Standard No. 12, there must be a certainty on the use of the seniority premiums before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized.

19. Dividends Paid
During 2008, dividends of B/.0.22 per common stock (totaling B/.481) were declared and paid cash.

During 2007, dividends of B/.1.40 per common stock (totaling B/.3,137) were declared and paid in cash B/. 1,653,346 and in common stocks B/. 1,484.

20. Retain Earnings Capitalization

During 2008, dividends of B/.022 per common stock (totaling B/.4.81 were declared and paid cash).

During the year 2007, the Group subsidiaries declared common stock dividends and capitalization retained earnings. According to the requirements of the existing tax laws, for a period of five years from the date of the capitalization of retained earnings, will have to comply with the following conditions:

1. They may not acquire its own shares, or provide loans to its shareholders or partners.

2. The loans that the shareholders or partners owed to the company at the time it capitalizes the retained earnings, shall be cancelled within six months from the date of capitalisation.

3. The tax payer who break these rules will be forced to pay the dividend tax, with the respective surcharges and interests.

21. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The lumber segment is dedicated to manufacturing solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and broiled chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

GRUPO MELO, S.A.
Notas a los Estados Financieros
31 demarzo de 2008
(Cifras expresadas en B/. balboas)

21. **Información de Segmentos (continuación)**

	2008											
trimestre terminado el 31 de marzo de 2008	*División Maderas*	*División Restaurantes*	*División Maquinaria*	*División Bienes Raices*	*División Servicios*	*División Almacenes*	*Division Avicola*	*GRUPO Melo*	*Sub - Total*	*Eliminaciones Débito*	*Eliminaciones Crédito*	*Total*
Ingresos												
Ventas netas	B/. 695	B/. 5,357	B/. 13,465	B/. 2,269	B/. -	B/. 16,240	B/. 20,148	B/. -	B/. 58,174	B/. -	B/. -	B/ 58,174
Ventas netas - afiliadas internas	337	81	357		-	658	25,428	-	B/. 26,861	26,861		-
	B/. 1,032	B/. 5,438	B/. 13,822	B/. 2,269	B/. -	B/. 16,898	B/. 45,576	B/. -	B/. 85,035	B/. 26,861	B/. -	B/. 58,174
Resultados del segmento												
Ganancia antes de impuesto sobre la renta, ingresos y costos financieros y perticipación en asociadas	B/. 70	B/. 337	B/. 1,066	B/. 750	B/. 10	B/. 1,035	B/. 1,104		B/. 4,372			B/ 4,372
Costos financieros netos	(69)	(10)	(263)	(163)	(10)	(129)	(790)	-	B/. (1,434)	-	-	B/ (1,434)
Participación en utilidad en inversión de asociadas	-	-	-	-	-	-	5	78	B/. 83	-	-	B/ 83
Utilidad antes del impuesto sobre la renta	1	327	803	587	-	906	319	78	B/. 3,021	-	-	3,021
Impuesto sobre la renta												(705)
Utilidad neta												B/. 2,316
Al 31 de marzo de 2008												
Activos y pasivos												
Activos del segmento	B/. 4,155	B/. 5,885	B/. 33,424	B/. 30,497	B/. 39,505	B/. 27,632	B/. 111,625	B/. 1,992	B/. 254,715	B/. 96,623		B/. 158,092
Inversión, al método de participación en el patrimonio	-	-	-	-	39	-	2,643	46,764	B/. 49,446	47,310	-	B/ 2,136
Total de Activos	B/. 4,155	B/. 5,885	B/. 33,424	B/. 30,497	B/. 39,544	B/. 27,632	B/. 114,268	B/. 48,756	B/. 304,161	B/. 143,933	B/. -	B/. 160,228
Total de Pasivos	B/. 5,077	B/. 3,213	B/. 26,973	B/. 14,294	B/. 38,438	B/. 15,273	B/. 92,555	B/. 3,804	B/. 199,627	B/. 97,780	B/. -	B/. 101,847
Otra información												
Inversiones en propiedad planta y equipo	B/. 9	B/. 226	B/. 62	B/. 65	B/. 41	B/. 438	B/. 2,535		B/. 3,376	B/. -	B/. -	B/. 3,376
Depreciación y amortización	B/. 60	B/. 162	B/. 93	B/. 109	B/. 32	B/. 195	B/. 1,089		B/. 1,740	B/. -	B/ -	B/. 1,740
Provisiones y otros pasivos laborales	B/. 17	B/. 74	B/. 57	B/. 39	B/. 36	B/. 101	B/. 246		B/. 570	B/. -	B/. -	B/. 570
Reserva para prima de antigüedad e indemnización	B/. 59	B/. 355	B/. 326	B/. 211	B/. 227	B/. 523	B/. 1,792		B/. 3,493	B/. -	B/. -	B/. 3,493
Provisión de vacaciones y XIII mes	B/. 31	B/. 182	B/. 115	B/. 81	B/. 155	B/. 141	B/. 500		B/. 1,205	B/. -	B/. -	B/. 1,205

GRUPO MELO, S.A.
Notas a los Estados Financieros
31 de marzo de 2007
(Cifras expresadas en miles de B/. balboas)

21. **Información de Segmentos (continuación)**

Trimestre terminado 31 de marzo de 2007	2007									Eliminaciones		
	División Maderas	División Restaurantes	División Maquinaria	División Bienes Raíces	División Servicios	División Almacenes	División Avícola	GRUPO Melo	Sub - Total	Débito	Crédito	Total
Ingresos												
Ventas netas	B/. 717	B/. 4,075	B/. 10,476	B/. 3,207	B/. -	B/. 13,397	B/. 17,711	B/. -	B/. 49,583	B/. -	B/ -	B/ 49,583
Ventas netas - afiliadas internas	349	108	321		-	688	21,137	-	B/. 22,603	22,603		-
	B/. 1,066	B/. 4,183	B/. 10,797	B/. 3,207	B/. -	B/. 14,085	B/. 38,848	B/. -	B/. 72,186	B/. 22,603	B/. -	B/. 49,583
Resultados del segmento												
Ganancia antes de impuesto sobre la renta, ingresos y costos financieros y participación en asociadas	B/. (36)	B/. 345	B/. 909	B/. 1,410	B/. -	B/. 887	B/. 2,264		B/. 5,779			B/ 5,779
Costos financieros netos	(98)	-	(265)	(202)	-	(123)	(678)	-	B/. (1,366)	-	-	B/ (1,366)
Participación en utilidad en inversión de asociadas	-	-	-	-	-	-		34	B/. 34		-	B/ 34
Utilidad antes del impuesto sobre la renta	(134)	345	644	1,208	-	764	1,586	34	B/. 4,447	-	-	4,447
Impuesto sobre la renta												(1,219)
Utilidad neta												B/. 3,228
Al 31 de diciembre de 2007												
Activos y pasivos												
Activos del segmento	B/. 4,377	B/. 5,432	B/. 28,452	B/. 25,046	B/. 35,994	B/. 27,562	B/. 68,534	B/. 617	B/. 196,014	B/. 41,438		B/ 154,576
Inversión, al método de participación en el patrimonio	-	-	-	-	39	-	1,485	42,966	B/. 44,490	42,601	166	B/ 2,055
Total de Activos	B/. 4,377	B/. 5,432	B/. 28,452	B/. 25,046	B/. 36,033	B/. 27,562	B/. 70,019	B/. 43,583	B/. 240,504	B/. 84,039	B/. 166	B/. 156,631
Total de Pasivos	B/. 5,292	B/. 2,345	B/. 22,458	B/. 8,285	B/. 38,908	B/. 14,407	B/. 49,821	B/. 6	B/. 141,522	B/. 41,437	B/. -	B/. 100,085
Otra información-31 de marzo de 2007												
Inversiones en propiedad planta y equipo	B/. -	B/. 171	B/. 104	B/. 150	B/. 102	B/. 46	B/. 750		B/. 1,323	B/. -	B/. -	B/ 1,323
Depreciación y amortización	B/. 88	B/. 132	B/. 66	B/. 69	B/. 25	B/. 163	B/. 879		B/. 1,422	B/. -	B/ -	B/ 1,422
Provisiones y otros pasivos laborales	B/. 11	B/. 60	B/. 44	B/. 37	B/. 27	B/. 83	B/. 211		B/. 473	B/. -	B/. -	B/ 473
Reserva para prima de antigüedad e indemnización	B/. 50	B/. 342	B/. 256	B/. 177	B/. 214	B/. 486	B/. 1,702		B/. 3,227	B/. -	B/. -	B/ 3,227
Provisión de vacaciones y XIII mes	B/. 26	B/. 143	B/. 67	B/. 79	B/. 142	B/. 113	B/. 448		B/. 1,018	B/. -	B/. -	B/ 1,018

22. Financial risk management policies and objectives

Financial risk management objectives

The Group's activities are exposed to a variety of financial risks; these activities include analysis, evaluation, acceptance, and management of a certain degree of risk or combination of risks. Taking risks is part of the business, and operational risks are an inevitable consequence of being involved in the business. The Group's objective is to achieve a proper balance between risks and returns, and to minimize potential adverse effects on the Group's financial realization.

The Group's risk management policies are designed to identify and analyze these risks, establish risk limits and proper controls, as well as to monitor risks and compliance with updated limits. The Group regularly reviews its risk management policies so as to reflect market changes and best practices.

These situations generate the following financial risks:

a) Financial risk management

Grupo Melo's main financial obligations are: credit lines, commercial negotiable instruments, term loans, financial leases, and bonds. The goal of these financial obligations is to obtain funds necessary for the Group's operations.

The main financial assets used by Grupo Melo are notes and accounts receivable and payable.

b) Interest rate risk

The Group obtains financing at current market rates. However, even when fixed rates are agreed, obligations generally include clauses which allow the creditor to increase or decrease the interest rate according to the cost of funds. The Group is therefore exposed to changes in market interest rates which may affect obligations agreed at a floating rate and/or impact the creditor's cost of funds.

As of March 31, 2008, approximately 43% of the debt is agreed at floating rates.

Each 100 basic points of change in the average cost of Grupo Melo, S.A.'s funds have an impact of approximately B/.660 on net profit. The average cost of funds for Grupo Melo is directly related to market interest rates.

22. Financial risk management policies and objectives (continued)

Financial risk management objectives (continued)

c) Credit risk

The Group has established strict credit procedures in all of its business units. Decisions regarding the credit policy and approval of new credit are made by the Credit Comittee, who assess the risk of all credit activities and approve the credit policies. The Credit and Finance Department monitors and provides follow-up on the Credit Committee's decisions. The Credit Committee and the Credit and Finance Department are completely separate from the sales activities.

The client segment corresponding to supermarket chains represents a significant part of the accounts receivable portfolio, therefore it is constantly monitored. No other segment of the activities performed by the Group represents a significant volume of the current credit portfolio breakdown.

The incidence of uncollectibility and lateness in accounts receivable has historically been very low, therefore it does not represent potential risks.

The Group does not have other relevant financial assets which may imply a significant credit risk.

d) Liquidity risk

The Group monitors the risk of not having sufficient funds to fulfill its obligations. Future cash flow projections are prepared weekly per area of activity for a four week period, and monthly for those months left until the end of the fiscal period. The Group thus determines its ability to fulfill its obligations and future cash needs.

Cash flows for both operational and investment activities are taken into consideration, so as to adequately cover short or long-term cash flows, depending on the need.

e) Capital Management

Grupo Melo's capital policy objective is to maintain a healthy financial structure which minimizes the risk for creditors and maximizes returns for shareholders.

A policy of distributing dividends of up to 40% of the net earnings for the period was established.

Grupo Melo's capital policy is based on maintaining a debt/equity ratio no higher than 2.

(Amount expressed in thousands B/. balboas)

22. Financial risk management policies and objectives (continued)

Financial risk management objectives (continued)

The calculation of this ratio is as follows:

		2008		2007
Total liabilities	**B/.**	**101,847**	B/.	100,084
Total shareholder's investment	**B/.**	**58,381**	B/.	56,546
Debt equity ratio	**B/.**	**1.74**	B/.	1.77

23. Reasonable Value of the Finanical Instruments

In order to estimate the fair value of each category of the financial instruments in the consolidated balance sheet in the following way:

The financial instruments of cash, accounts and notes receivable and investments under the equity method are valued by the administration at its carring amount that approximates its fair value for its short term nature. Periodically they evaluate the collectibility of these assets and eliminate those considered uncollectable accounts using the allowance for doudful accounts.

The loans payable, negotiable commercial securities and bonds payable are evaluated by the Administration at their book value which approximates to their fair value, since its maturity is within a year. The Administration has determined that it is not practical to estimate the fair value of the loans with maturity of one to five years or more, because of its long term nature. As they expect that it does not differ significantly from his book value, as usually the creditors hold the positions of contracts until the maturity of the obligations. All the obligations have been agreed in dollars, therefore there are no currency exchange fluctuations and the interest rates are settle down according to the market.

(Amount expressed in thousands B/. balboas)

24. Earnings per Share - Basic and Diluted

Basic and diluted earnings per share are calculated by dividing the years' net income attributable to shareholders by the number of common shares issued and outstanding.

24. Earnings per Share - Basic and Diluted (continued)

	March			
	2008		2007	
Net income atributable to shareholders	**B/.**	**2,316**	B/.	3,228
Weigh average of common stocks outstanding applicable for basic and diluted net income per share		**2,242,642**		2,293,294
Basic and diluted earning per share	**B/.**	**1.03**	B/.	1.39

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

25. Related Parties Transactions

	March			
	2008		*2007*	
Compensations:				
Group Directors with Executive Functions	**B/.**	**184**	B/.	186
Group Directors without Executive Functions		**12**		10
	B/.	**196**	B/.	196
Rentals:				
Group Directors with Executive Functions	**B/.**	**77**	B/.	63
Group Directors without Executive Functions		**-**		10
	B/.	**77**	B/.	73

(Amount expressed in thousands B/. balboas)

26. General and Administrative Expenses

	March 31			
	2008		2007	
Salaries, commissions and awards	**B/.**	**6,504**	**B/.**	**5,461**
Loans labour		**1,905**		1,694
Travel, travel and transport		**273**		229
Honorary and legal professionals		**455**		421
Insurance		**122**		104
Rentals		**598**		506
Electricity, telephone and water		**1,881**		1476
Maintenance and repair of local		**666**		749
Maintenance of machinery		**426**		346
And Clean Toilet		**431**		379
Inventory		**48**		67
Packaging, tape cartridges and		**677**		567
Expenses Office		**213**		228
Bells and stamped paper		**39**		33
Taxes		**151**		195
Auditors Bad		**171**		127
Delivery, freight and cartage		**837**		613
Fumigation and medicines		**195**		197
Advertising costs		**723**		537
Bank charges		**106**		97
Petrol, diesel, lubricants and greases		**1,207**		819
Expenditure on tires and accessories		**92**		88
Maintenance and spare parts of vehicles		**289**		315
Supplies and materials		**261**		325
Litters		**89**		93
Expenses ITBMS		**208**		170
Cost of Sales		**495**		500
Care and feeding employees		**428**		447
Equipment rental		70		54
Expenditure transferable to costs		-8		-6
Miscellaneous		**262**		300
	B/.	**19,814**	B/.	17,131

(Amount expressed in thousands B/. balboas)

27. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has entered into commercial financial leases for certain transportation equipment. These leases have an average term of 3 years.

Future minimum payments for the financial leases include the present value of minimum payments net of leasing, as follows:

	March		December	
		2008		2007
Up to one year	**B/.**	**2,225**	B/.	2,193
Beyond one year but less than 3 years		**983**		1,203
	B/.	**3,208**	B/.	3,396

Technical license contract and technical support agreement

There is a contract for a technical license and support between Tyson Foods, Inc. and Grupo Melo, S.A., whereby the following contractual obligations are established:

1. A 10-year term beginning on October 1, 1998. It may be renewed automatically, unless one of the parties expresses their intention to negotiate, no less than one month before the date original end date.

2. Payment of a percentage of licensed product sales, with a minimum of B/.200,000 per year.

Letters of credit

As of March 31, 2008, the Group keeps open letters of credit for B/.3,183 with various local banks.

Purchase of grains

As of March 31, 2008, the Group had commitments to purchase grains for B/.9,275.

(Amount expressed in thousands B/. balboas)

27. Commitments and Contingencies (continued)

Commitments (continued)

Portfolio transfer

The Group has transferred part of its notes receivable portfolio with an antichretic mortgage security as a result of the sale of lots, for which it received 100% of the portfolio's value in cash. As part of the credit transfer contract, the Group is obligated to repurchase credits that are past due three or more consecutive payments. As of March 31, 2008, that balance of this sold portfolio is B/.7,795. Historically, the aging of this portfolio has been 1.2%.

Contingencies

Income Tax

According to tax regulations in effect, income tax declarations filed by entities incorporated in the Republic of Panama are subject to review by Tax Authorities up to the last three (3) years, including the year ended December 31, 2007.

Civil, Criminal, and Administrative Proceedings

Currently there are forty-eight civil proceedings regarding collections for accounts and mortgages, with high probability of a favorable outcome. These cases are pending admission and presentation of evidence.

Criminal Proceedings

1. Criminal proceeding against Cristian Miranda for an alleged manslaughter. The defendant was driving a vehicle owned by Empresas Melo, S.A. This case is in the Panamanian Second Circuit Criminal Court, and is waiting for the preliminary hearing on January 28, 2008.

Administrative Proceedings

1. Ordinary major proceeding against Empacadora Avícola, S. A. and Henry French, an employee of that company, claiming damages and losses, lost profits, pain and suffering, physical damages as well as physical damage to personal property resulting from a car accident. The amount of the lawsuit is B/.550. Awaiting for the Court to pronounce judgment. The Company opposes the plaintiff's claims, given that they have not been able to provide proof of the amount requested.

27. Commitments and Contingencies (continued)

Contingencies (continued)

There are three administrative traffic proceedings, all under appeal before the corresponding City Hall or Government office, as well as proceedings for personal integrity and life-threatening crimes (personal injury or manslaughter) which also originated from traffic accidents involving individuals who were driving vehicles property of Empresas Melo, S.A., the amount of the lawsuits is B/.373.

Empresas Melo, S.A.'s interests are being defended in these civil, criminal, and administrative proceedings; however, in the event of an unfavorable outcome in these processes, the Company may be subject to lawsuits claiming damages and losses originated in these proceedings.